FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated December 2, 2016, announcing the Company's financial results for the third quarter and nine months ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: December 5, 2016
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2016
December 2, 2016 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the third quarter and nine months ended September 30, 2016.
For the third quarter and nine months ended September 30, 2016, the Company generated net revenues of $8.6 and $23.8 million, respectively. As of September 30, 2016, total stockholders' equity of the Company was $19.2 million and the Company had cash and restricted cash of $4.0 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"During the third quarter of 2016, our efforts were focused on strengthening our financial position in order to expand our fleet through vessel acquisitions. The first half of 2016 was the weakest on record for dry bulk daily rates but we have started to see steady gains in rates since the first half of this year. For instance, Capesize rates for the first half of 2016 averaged approximately $3,500 per day vs. current Capesize daily rates of approximately $14,500. We expect volatility in the current rate environment to continue but believe the worst is behind us. As such, we view this year's weakness in the dry bulk market as an opportunity to acquire quality vessels at favorable prices.
"With this aim in sight, we completed two registered direct offerings of common shares to unaffiliated institutional investors in August 2016 and November 2016.
"In terms of vessel acquisitions, we have already taken delivery of the first of two 2010-built Capesize vessels that we agreed to acquire and the second delivery is expected to take place during December 2016 bringing our cargo carrying capacity to 1.5 million DWT. We believe that the agreed purchase price compares favorably to current market values for similar vessels. We are confident in the long run prospects of the Capesize market and our ability to expand in this market segment due to our existing financing arrangements in place, established commercial expertise, and operational efficiency"
Current Company Fleet:
Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Gloriuship	Capesize	171,314	2004	Hyundai
Squireship	Capesize	170,018	2010	Sungdong SB
Championship	Capesize	179,238	2011	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Lordship	Capesize	178,838	2010	Hyundai
Knightship *	Capesize	178,978	2010	Hyundai
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,503,369	7.9 years

* Subject to delivery during December 2016

Fleet Data

	Q3 2016	Q3 2015	9M 2016	9M 2015
Ownership days (1)	736	113	2,192	216
Available days (2)	665	113	2,019	216
Operating days (3)	587	101	1,795	189
Fleet utilization (4)	79.8%	89.4%	81.9%	87.5%
Fleet utilization excluding drydocking & lay-up off hire days (5)	88.3%	89.4%	88.9%	87.5%
Net revenues from vessels (in thousands)	$8,626	$2,644	$23,791	$4,401
TCE rate (6)	$5,283	$8,970	$4,881	$8,825
Vessel operating expenses (in thousands)	$3,414	$978	$10,112	$1,917
Daily Vessel Operating Expenses (7)	$4,639	$8,655	$4,613	$8,875

(1)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings, special and intermediate surveys, or days vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended September 30, 2016, the Company incurred 71 off-hire days for a vessel in lay-up. During the nine months ended September 30, 2016 the Company incurred 173 off-hire days for a vessel lay-up.

(3)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the quarter ended September 30, 2016 the Company incurred 73 off-hire days between voyages and 5 off-hire days due to other unforeseen circumstances. In the nine months ended September 30, 2016, the Company incurred 217 off-hire days between voyages and 7 off-hire days due to other unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)
Fleet utilization excluding drydocking & lay-up off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking & lay-up days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry dockings, special or intermediate surveys and lay-ups.

(6)
Time Charter Equivalent (TCE) rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)

	Q3 2016	Q3 2015	9M 2016	9M 2015
Net revenues from vessels	8,626	2,644	23,791	4,401
Less: Voyage expenses	5,525	1,738	15,030	2,733
Net operating revenues	3,101	906	8,761	1,668
Operating days	587	101	1,795	189
TCE rate	5,283	8,970	4,881	8,825

(7)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. We include daily vessel operating expenses as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2016	Q3 2015	9M 2016	9M 2015
Vessel operating expenses	3,414	978	10,112	1,917
Ownership days	736	113	2,192	216
Daily Vessel Operating Expenses	4,639	8,655	4,613	8,875

Third Quarter Developments:
2016 Annual Meeting of Shareholders
On September 28, 2016, the Company held its 2016 Annual Meeting of Shareholders, or the Meeting, in Athens, Greece pursuant to a Notice of Annual Meeting of Shareholders dated August 17, 2016. At the Meeting, each of the following proposals, which was set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around August 17, 2016, were approved and adopted: (i) the election of two Class A Directors, Stamatis Tsantanis and Elias Culucundis, to serve until the 2019 Annual Meeting of Shareholders and (ii) the approval of the appointment of Ernst & Young (Hellas) Certified Auditors - Accountants S.A. to serve as the Company's independent auditors for the fiscal year ending December 31, 2016.
Acquisition of two 2010 built Capesize Vessels
On September 26, 2016, the Company entered into separate agreements with an unaffiliated third party for the purchase of two secondhand Capesize vessels for an aggregate gross purchase price of $41.5 million. One vessel, the M/V Lordship, was delivered to the Company from its previous owners on November 30, 2016 while the second vessel is expected to be delivered to the Company during December 2016, subject to the satisfaction of certain customary closing conditions.

Completion of Registered Direct Offering
In an offering that was completed on August 10, 2016, the Company sold 1,180,000 shares of common stock to an unaffiliated institutional investor at a purchase price of $4.15 per share, for aggregate gross proceeds of $4.9 million. The net proceeds from the sale of the securities, after deducting placement agent fees and related offering expenses, were approximately $4.1 million. The securities were offered pursuant to a shelf registration statement on Form F-3 previously filed and declared effective by the United States Securities and Exchange Commission ("SEC"). A prospectus supplement relating to the offering was filed by the Company with the SEC on August 9, 2016.
Supplemental Letter to the UniCredit Bank AG Loan Facility
On July 29, 2016, the Company entered into a supplemental letter to its senior secured loan facility with UniCredit Bank AG, dated September 11, 2015. Among other things, pursuant to the supplemental letter the effective date of a certain covenant is deferred to July 01, 2017.
Supplemental Agreements to the Alpha Bank A.E. Loan Facilities
On July 28, 2016, the Company entered into a second supplemental agreement related to its senior secured loan facility with Alpha Bank A.E., dated March 6, 2015. Among other things, pursuant to the second supplement agreement the next four repayment installments were reduced to $100,000 each, amounting to an aggregate reduction of $600,000 that will be added to the balloon payment. In addition, the effective date of certain covenants is deferred to July 01, 2017.
On July 28, 2016, the Company entered into a supplemental agreement related to its senior secured loan facility with Alpha Bank A.E., dated November 4, 2015. Among other things, pursuant to the supplement agreement the effective date of certain covenants is deferred to July 01, 2017.
Subsequent Developments:
Delivery of M/V Lordship
On November 30, 2016, the Company took delivery of the M/V Lordship, a 178,838 dwt Capesize dry bulk vessel, built in 2010 by Hyundai Heavy Industries in South Korea. The vessel is the first of two vessels that the Company agreed to acquire in September 2016.
Loan Facility with Northern Shipping Fund III LP
On November 28, 2016, the Company entered into a $32 million loan facility with Northern Shipping Fund III LP, or NSF, to fund part of the acquisition cost of the two vessels that the Company agreed to acquire in September 2016. As of the date of this press release, the Company has drawn down $7.5 million that was used to partially fund the acquisition of M/V Lordship.
Completion of Registered Direct Offering
In an offering that was completed on November 23, 2016, the Company sold 1,305,000 shares of common stock to three unaffiliated institutional investors at a purchase price of $2.75 per share, for aggregate gross proceeds of $3.6 million. The net proceeds from the sale of the securities, after deducting placement agent fees and related offering expenses, are approximately $3.2 million. The securities were offered pursuant to a shelf registration statement on Form F-3 previously filed and declared effective by the SEC. A prospectus supplement relating to the offering was filed by the Company with the SEC on November 22, 2016.

Loan Facility with Jelco Delta Holding Corp.

On October 4, 2016, we entered into a $4.2 million loan facility, or the Loan Facility, with Jelco Delta 4 Holding Corp., or Jelco, an entity affiliated with the Company's principal shareholder, to fund the initial deposits for the two vessels that the Company agreed to acquire in September 2016. On November 17, 2016, the Company entered into Amendment No. 1 to the Loan Facility, which changed the maturity date to December 31, 2016. On November 28, 2016, the Company entered into an amended and restated agreement pursuant to which the amount of the facility was increased to a total of $12.8 million. Furthermore, the maturity date was extended to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. Under certain circumstances the maturity date may be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date.
As of the date of this press release, the Loan Facility has been fully drawn and the amount outstanding is equal to $12.8 million. Upon the delivery of the second of the two vessels, $1.9 million will be repaid to Jelco.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
September 30, 2016 and December 31, 2015
(In thousands of US Dollars)
	September 30, 2016	December 31, 2015
ASSETS
Cash and restricted cash	3,959	3,354
Vessels, net	193,539	199,840
Other assets	6,110	6,158
TOTAL ASSETS	203,608	209,352
LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	177,208	177,505
Convertible promissory note	822	134
Other liabilities	6,425	8,429
Stockholders' equity	19,153	23,284
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY	203,608	209,352

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three and nine months ended September 30, 2016 and 2015
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenues:
Vessel revenue, net	8,626	2,644	23,791	4,401
Expenses:
Voyage expenses	(5,525)	(1,738)	(15,030)	(2,733)
Vessel operating expenses	(3,414)	(978)	(10,112)	(1,917)
Management fees	(194)	(59)	(648)	(107)
General and administrative expenses	(670)	(572)	(2,210)	(1,957)
Depreciation and amortization	(2,241)	(184)	(6,677)	(342)
Operating loss	(3,418)	(887)	(10,886)	(2,655)
Other expense:
Interest and finance costs	(2,438)	(153)	(6,817)	(426)
Foreign currency exchange losses, net	(15)	(9)	(27)	(24)
Total other expenses, net:	(2,453)	(162)	(6,844)	(450)
Net loss	(5,871)	(1,049)	(17,730)	(3,105)
Net loss per common share	(0.29)	(0.10)	(0.90)	(0.38)
Weighted average number of common shares outstanding	20,037,369	10,214,641	19,594,354	8,130,931

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.

The Company currently owns a modern fleet of nine dry bulk carriers, consisting of seven Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,324,391 DWT and an average fleet age of about 7.9 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including the Company's growth strategy and measures to implement such strategy. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the Company's failure to consummate future, pending or recent acquisitions and dispositions, including as a result of some failure of a seller or a buyer; business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com